Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business/Financial Editors:
     Kingsway Reports a Net Loss in First Quarter

     TORONTO, May 8 /CNW/ - Kingsway Financial Services Inc. (TSX: KFS, NYSE:
KFS) today announced its financial results for the first quarter ended March
31, 2009. The Company reported a net loss of $58.3 million or $1.06 per share diluted, compared with a net loss of $34.4 million or $0.62 per share diluted in the first quarter of 2008. The loss primarily reflects transition costs related to the Company's transformation program, in addition to a significant drop in trucking premiums on both sides of the border and a reduced return on investments. All amounts are in U.S. dollars unless indicated otherwise.
     "Our Q1 results clearly indicate we need to move faster to exit unprofitable lines of business, reduce organization complexity and cost." said
Colin Simpson, President and Chief Executive Officer. "We intend to do this in a way that creates a solid base for rebuilding the company and restoring shareholder value, returning to our roots and focusing on our core competencies of non-standard auto and commercial automobile. Yesterday we announced our intent to exit the Canadian cross-border trucking business effective July 1 and made further staff reductions. Including yesterday's announcement we have already taken action that has reduced our run-rate headcount by 445 since the beginning of this year. We also submitted our plans to put all but the strongest of Lincoln's programs into run-off to the
Pennsylvania Insurance Department. Based on success to date in the transformation work announced in February, we are confident that we can increase the overall target for savings delivered through this initiative to a run-rate of $120 million by the end of 2010 from the previously announced $80 million. While losses incurred at Lincoln have taken their toll, Kingsway's capital ratios exceed regulatory minimums for all subsidiaries except Lincoln.
We are taking action to strengthen them further and improve liquidity."
     Lincoln General submitted its proposed regulatory action plan on May 7,
2009 which is subject to approval of the Pennsylvania Insurance Department.
     "Our transformation program constitutes our 2009-2010 strategic plan, and we expect to see positive results within this period. In the first quarter, among many initiatives, we simplified our structure into three operating units to reduce duplication, enable operational efficiency and take out cost, and accelerated our implementation of better underwriting and pricing discipline to ensure we're writing profitable business. We have reassigned responsibilities inline with the new structure, and have an experienced team that recognizes the urgent need to accelerate change and are committed to achieving results."
     Gross premiums written decreased 40% to $259.0 million in the quarter compared to $431.0 million in the same quarter a year ago. In the U.S., premiums written were down 42%, with most of the decline attributable to
Lincoln General due to the majority of its business being placed into run-off in early 2009. Non-standard automobile premiums in the U.S. declined 26%
predominantly as a result of the planned premium reduction at Southern United.
Excluding Lincoln General, except for the exclusively managed business, gross premiums written were down 26% from a year ago. In Canada, gross premiums written were down 33% in U.S. dollars, however were down only 17% in Canadian dollars. The decline was mainly attributable to the trucking line of business, which fell 47% due to planned premium reductions in this line of business where profits have been eroded due to aggressive pricing. For the quarter,
U.S. operations accounted for 76% of gross premiums, down from 78% a year ago.
     The combined ratio for continuing operations was 120.7%, compared with
132.6% in the fourth quarter of 2008 and 116.0% a year ago. The significant reduction in premiums without a commensurate reduction in infrastructure costs while certain business remains in run off, plus severance payments related to strategic reductions in personnel resulted in an increase in the expense ratio to 34.0%, from 31.6% in the first quarter of 2008. The loss ratio increased to
86.7% from 84.4% a year ago. Excluding Lincoln General, except for the exclusively managed business, U.S. operations had a combined ratio of 105.0%
while Canadian operations had a combined ratio of 119.3%.
     Investment income decreased 25% to $27.0 million from $36.2 million in the same quarter of 2008 primarily due to lower yields, the reduction in the size of the portfolio as a result of the repayment of the Company's bank debt and sale of York Fire later in 2008, and the impact of reduced premium volume.
There was a net realized loss on investments of $19.6 million, resulting mainly from an additional realized loss of $18.2 million from the liquidation for strategic reasons of the common share equity portfolio, as announced in
February 2009 and largely written down in fiscal 2008.
     At March 31, 2009, the book value per share was $6.73 compared with
$16.18 at March 31, 2008.

     Dividend

     The Board of Directors has declared a quarterly dividend of C$0.02 per common share, payable on June 30, 2009 to shareholders of record on June 15,
2009.

     Capital Initiative

     The Board of Directors has delegated to the Capital Committee of the
Board the authority to repurchase debt of the Company up to a maximum of $40 million subject to an assessment of liquidity levels, market conditions and any costs related to the unwinding of hedges and other related financial instruments.
     The Board of Directors also wishes to extend its best wishes and thanks to Jack Sullivan, who retired from the Board on May 7, 2009. Jack has served on the Board since June of 2005 and has served in many important capacities in the development of the Company, for which the Board and management are grateful.

     Conference Call and Webcast

     You are invited to participate in our quarterly results conference call that will take place on May 8, 2009 at 8:30 a.m. EDT. To access please dial
1-800-731-5319 about 5 minutes before the start of the call. An audio webcast will also be broadcast live and can be accessed through our website at
http://www.kingsway-financial.com or directly at
http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID(equal sign)2616020

     About the Company

     Kingsway Financial Services Inc. ("Kingsway" or the "Company") is a
leading non-standard automobile insurer and commercial automobile insurer in
North America. Kingsway's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers, and commercial automobile insurance. The Company operates through wholly-owned insurance subsidiaries in Canada and the U.S. which it is currently consolidating into three operating units to reduce overhead and strengthen its competitive position. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. The common shares of Kingsway Financial
Services Inc. are listed on the Toronto Stock Exchange and the New York Stock
Exchange, under the trading symbol "KFS".
     The common shares of Kingsway Financial Services Inc. are listed on the
Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

     This news release contains forward-looking information. This news release also contains certain non-gaap measures. Please refer to the sections entitled
"Forward Looking Statements" and "Non-Gaap Financial Measures" in the
following Management's Discussion and Analysis.

     <<
     Financial Summary and Highlights:

     -------------------------------------------------------------------------
                                                   3 months to March 31:
     -------------------------------------------------------------------------
     (in millions of dollars except per
      share amounts)                           2009         2008       Change
     -------------------------------------------------------------------------
     Gross premiums written              $    259.0   $    431.0         (40%)
     Underwriting loss                        (58.8)       (66.1)        (11%)
     Investment income                         27.0         36.2         (25%)
     Net realized loss                        (19.6)        (5.7)        244%
     Operating loss                           (38.8)       (30.2)         28%
     Net loss                                 (58.3)       (34.4)         69%
     Diluted loss per share                   (1.06)       (0.62)         71%
     Book value per share                      6.73        16.18         (58%)
     Combined ratio                          120.7%       116.0%         4.7%
     -------------------------------------------------------------------------

     -   Gross premiums written decreased 40% to $259.0 million in the quarter compared to $431.0 million in Q1 last year, primarily as a result of the planned premium reductions in non-core lines of business and the run-off at Lincoln General. Excluding Lincoln General, except for exclusively managed business, proforma gross premiums written declined 26% to $230.6 million in the quarter. Excluding Lincoln
         General, except for the exclusively managed business, non-standard automobile premiums were $118.7 million or 51% of the proforma gross premiums written.

     -   The combined ratio was 120.7% in the quarter compared to 116.0% in the same quarter last year, with continuing Canadian operations reporting a combined ratio of 119.3% and U.S. operations a combined ratio of 121.3%. Excluding Lincoln General, the U.S. operations pro-forma combined ratio was 105.0% for the quarter and the consolidated combined ratio was 109.9% for the quarter.

     -   Estimated net unfavourable reserve development was $30.0 million in the quarter of which Lincoln General accounted for $21.5 million.
         Lincoln General reported $5.5 million of unfavourable reserve development on its' unallocated loss adjustment expenses or the internal expenses estimated to run-off the claims of the company.
         Trucking developed adversely at Lincoln General which contributed
         $6.2 million of unfavourable reserve development and other large claims developed adversely at Lincoln General, particularly on its higher limits programs, that also accounted for $3.4 million of the unfavourable reserve development. The reserve development increased the combined ratio by 10.6% for the quarter and impacted earnings per share by $0.43 per share for the quarter.

     -   Investment income, excluding net realized losses was $27.0 million compared to $36.2 million for the same quarter of 2008, a
         25% decrease. Included in net realized losses were adjustments to the carrying values of securities for declines in market value considered other than temporary of $1.7 million or $0.03 per share for the quarter.

     -   The fair value of the securities portfolio per share decreased by 7%
         since the beginning of the year to $43.02 (C$54.26).

     -   As at March 31, 2009 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has an exposure of approximately $1.7 million to the sub-prime mortgage market in the
         U.S. through home equity loan asset backed securities.

     -   As at March 31, 2009 the Canadian dollar book value per share was
         $8.49 compared to $10.03 as at December 31, 2008 and $16.61 as at
         March 31, 2008.

     Kingsway Financial Services Inc.
     Management's Discussion and Analysis
     For the three months ended March 31, 2009 and 2008
     (U.S. dollars)
     -------------------------------------------------------------------------
     >>

     The following management's discussion and analysis (MD&A) should be read in conjunction with the Company's unaudited interim consolidated financial statements for the first quarter of fiscal 2009 and 2008; with the MD&A set out on pages 9 to 54 in the Company's 2008 Annual Report, including the section on risk factors; and with the notes to the interim consolidated financial statements for the first quarter of fiscal 2009 and the notes to the audited consolidated financial statements for fiscal 2008 set out on pages 65 to 104 of the Company's 2008 Annual Report.

     The Company's financial results are reported in U.S. dollars.  Unless otherwise indicated, all amounts are in U.S. dollars and have been derived from financial statements prepared in accordance with Canadian generally accepted accounting principles (GAAP).

     Non-GAAP Financial Measures

     The Company uses both GAAP and certain non-GAAP financial measures to assess performance. Securities regulators require that companies caution readers about non-GAAP financial measures that do not have a standardized meaning under GAAP and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 106 of the 2008 Annual Report. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, Kingsway has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing Kingsway's combined ratios to those of other public companies as they may not have been calculated on a comparable basis.
     The Company also uses securities portfolio per share information which is calculated based on the fair value of the securities portfolio divided by the number of issued and outstanding common shares. The Company uses operating earnings which are calculated as net income excluding after-tax net realized gains and losses on securities to assess the profitability of its operations.
A reconciliation of net income to operating earnings is presented in the section titled 'Operating Earnings'.

     Date of MD&A

     Unless otherwise noted, the information contained in this MD&A is based on information available to management as of May 8, 2009.

     Premiums

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)                      3 Months to March 31:
     -------------------------------------------------------------------------
                                               2009         2008       Change
     -------------------------------------------------------------------------
     Gross premiums written
       Canada                            $     62.4   $     93.6         (33%)
       U.S.                                   196.6        337.4         (42%)
     -------------------------------------------------------------------------
       Total                             $    259.0   $    431.0         (40%)

     Net premiums written
       Canada                            $     58.4   $     88.4         (34%)
       U.S.                                   190.1        309.6         (39%)
     -------------------------------------------------------------------------
       Total                             $    248.5   $    398.0         (38%)

     Net premiums earned
       Canada                            $     79.0   $    101.6         (22%)
       U.S.                                   204.5        311.1         (34%)
     -------------------------------------------------------------------------
       Total                             $    283.5   $    412.7         (31%)
     -------------------------------------------------------------------------
     >>

     The U.S. operations reported a decrease in premiums written of $140.8 million (or 42%) during the quarter. Lincoln General's premium volume declined by $103.6 million in the quarter compared to the same quarter of last year due to the majority of the business being placed into run-off in early 2009 and a one-time cession of $4.1 million in premiums relating to the novation of one of Lincoln's programs. Non-standard automobile premiums decreased 26% to
$134.5 million for the quarter. Excluding Lincoln General, except for the exclusively managed business, gross written premiums declined 26% in the first quarter to $230.6 million compared to the same quarter of last year.
     Gross premiums written for the Canadian operations decreased 33% in the quarter compared to the same quarter last year. In Canadian dollars, gross premiums written from Canadian operations declined by 17% for the quarter compared to the same quarter last year. Canadian operations experienced a decline of 47% in gross premiums written in the trucking line of business due to planned premium reductions in this line of business where profits have been eroded due to aggressive pricing.
     U.S. operations represented 76% of gross premiums written in the quarter compared with 78% in the same quarter of last year. Non-standard automobile, trucking, and commercial automobile premiums represented 52%, 9% and 16%, respectively, of gross premiums written at the end of the quarter compared with 42%, 17% and 19% for Q1 2008.

     Investment Income

     <<
     -------------------------------------------------------------------------
                                                   3 months to March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)                  2009         2008       Change
     -------------------------------------------------------------------------

     Investment income                   $     27.0   $     36.2         (25%)

     -------------------------------------------------------------------------
     >>

     Investment income decreased 25% to $27.0 million in the quarter, compared to the first quarter of 2008, primarily due to a reduction in the size of the portfolio as a result of the repayment of the Company's bank debt, the sale of
York Fire in late 2008 and the impact of reduced premium volume. Also contributing to the decrease in investment income in the quarter are lower yields on both the Canadian and U.S. portfolios and a weaker Canadian dollar compared to the same period last year which reduces the investment income earned by the Canadian operations when reported in U.S. dollars. The cost based yield on the fixed income portfolio decreased to 4.2% compared to 4.7%
for the same quarter last year. The cost based yield represents the total interest income before expenses divided by the average amortized cost base of fixed income securities held in the portfolio during the period. The yield is calculated using a straight line average cost base which implies a change in the balance occurs evenly throughout the period. Because the proceeds of the common share equity portfolio began to be reinvested in fixed income securities in the later part of the quarter, the straight line calculation produces an inflated average amortized cost base and consequently a lower yield. This, in conjunction with lower yields actually experienced on the portfolio has resulted in the decrease in the cost based yield.

     Net Realized Gains (Losses)

     The table below presents a summary of the net realized gains (losses) for the current quarter with comparative figures:

     <<
     -------------------------------------------------------------------------
                                                   3 months to March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)                  2009         2008       Change
     -------------------------------------------------------------------------
       Fixed income                      $      0.3   $      2.6         (88%)
       Equities                               (18.2)         0.7      (2,700%)
       Impairments                             (1.7)        (9.0)        (81%)
     -------------------------------------------------------------------------
       Total                             $    (19.6)  $     (5.7)        244%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     For the three months ended March 31, 2009, sales from the securities portfolio and the write-down of securities that are considered to be other than temporarily impaired resulted in a net realized loss of $19.6 million compared to a net realized loss of $5.7 million for the three months ended
March 31, 2008. Net realized gains on the sale of fixed income securities amounted to $0.3 million for the three months ended March 31, 2009 compared a net realized gain of $2.6 million for the same period last year. As was previously announced, the Company elected to dispose of virtually all of its common share equities during the quarter. In addition to the $91.9 million impairment charge on the common share equity portfolio taken in the fourth quarter of 2008, the liquidation resulted in a realized loss of $18.2 million in 2009. The write-down of securities considered to be temporarily impaired as at March 31, 2008 related to common share equity securities. The decision to liquidate the equity portfolio has significantly reduced the number and value of securities in an unrealized loss position and, consequently, the value of securities considered to be other than temporarily impaired as at March 31,
2009.

     Underwriting Results

     <<
     -------------------------------------------------------------------------
                                                   3 months to March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)                  2009         2008       Change
     -------------------------------------------------------------------------
     Underwriting profit (loss)
       Canada                            $    (15.2)  $    (14.5)          5%
       U.S.                                   (43.6)       (51.6)        (16%)
                                         -------------------------------------
       Total                             $    (58.8)  $    (66.1)        (11%)
                                         -------------------------------------
                                         -------------------------------------
     Combined ratio
       Canada                                119.3%       114.3%         5.0%
       U.S.                                  121.3%       116.6%         4.7%
                                         -------------------------------------
       Total                                 120.7%       116.0%         4.7%
                                         -------------------------------------
                                         -------------------------------------
     Expense ratio
       Canada                                 38.2%        38.5%        (0.3%)
       U.S.                                   32.4%        29.4%         3.0%
                                         -------------------------------------
       Total                                  34.0%        31.6%         2.4%
                                         -------------------------------------
                                         -------------------------------------
     Loss ratio
       Canada                                 81.1%        75.8%         5.3%
       U.S.                                   88.9%        87.2%         1.7%
                                         -------------------------------------
       Total                                  86.7%        84.4%         2.3%
                                         -------------------------------------
                                         -------------------------------------

     -------------------------------------------------------------------------
     >>

     The Canadian operations experienced estimated unfavourable reserve development of $10.1 million for the quarter (or 12.8% to the Canadian operations combined ratio) compared to unfavourable reserve development of
$10.7 million for the first quarter last year. The Canadian operations reported a one time adjustment to write off recoveries for deductibles on certain policies of $4.9 million that was classified as unfavourable reserve development. The loss ratio in the quarter was 81.1% compared to 75.8% in Q1
2008.
     The U.S. operations experienced estimated net unfavourable reserve development of $19.9 million for the quarter compared with $48.1 million in the same quarter last year. Lincoln General accounts for $21.5 million of this reserve development for the quarter or $0.33 per share after tax for the quarter. An adjustment to the unallocated loss adjustment expenses at Lincoln
General accounted for $5.5 million of the unfavourable reserve development.
The terminated artisan contractors liability program reported favourable development of $1.0 million in the quarter. Excluding Lincoln General, except for the exclusively managed business, the proforma combined ratio for the U.S.
operations was 105.0% for the quarter. On a consolidated basis, the proforma combined ratio, excluding Lincoln General except for the exclusively managed business, was 109.9% for the quarter.

     <<
                                                        3 months to March 31:
     -------------------------------------------------------------------------
     (in millions of dollars)                               2009         2008
     -------------------------------------------------------------------------
     Favourable (unfavourable) change in estimated
      unpaid claims for prior accident years (note 1):
       Canada                                         $    (10.1)  $    (10.7)
       U.S.                                                (19.9)       (48.1)
                                                      ------------------------
       Total                                          $    (30.0)  $    (58.8)
                                                      ------------------------
     As a % of net premiums earned (note 2):
       Canada                                              12.8%        10.5%
       U.S.                                                 9.7%        15.5%
                                                      ------------------------
       Total                                               10.6%        14.3%
                                                      ------------------------
     As a % of unpaid claims (note 3):
       Canada                                               1.6%         1.4%
       U.S.                                                 1.6%         3.6%
                                                      ------------------------
       Total                                                1.6%         3.3%
                                                      ------------------------

     -------------------------------------------------------------------------

     Note 1 - (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results
     Note 2 - Increase (decrease) in current financial year reported combined ratio
     Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year
     >>

     Expenses

     The overall expenses increased in the quarter due to the severance costs associated with the Company's corporate restructuring plan totaled approximately $2.9 million. The general expense ratio increased to 19.2%
compared to 14.4% in Q1 2008 primarily due to lower premium volume at Lincoln
General, and the short term costs associated with implementing the Company's corporate restructuring plan. Excluding these items, the general expense ratio was 18.0%.

     Interest Expense

     Interest expense in the first quarter was $6.3 million, compared to $9.9 million for the first quarter of 2008 as a result of the repayment of all the short term bank debt in 2008.

     Income Taxes

     Income tax recovery on continuing operations for the first quarter was
$6.1 million compared with a tax recovery of $13.7 million for the same quarter last year. A valuation allowance of $10.4 million was recorded in the quarter against the future income tax asset for operating losses in the U.S.
that does not expire for up to 20 years. Uncertainty over the Company's ability to utilize these losses over the short term has led to the Company recording this valuation allowance.

     Net Income (Loss) and Earnings (Loss) Per Share

     In the first quarter the Company reported a net loss of $58.3 million, compared to net loss of $34.4 million in the first quarter of last year.
Diluted loss per share was $1.06 for the quarter, compared to diluted loss per share of $0.62 for the first quarter of 2008.

     Operating Earnings

     Operating earnings are calculated as income from continuing operations excluding after-tax net realized gains and losses on securities to assess the profitability of the operations.

     <<
     -------------------------------------------------------------------------
                                                        3 months to March 31:
     -------------------------------------------------------------------------
     (in millions of dollars except per share amounts)      2009         2008
     -------------------------------------------------------------------------
     Income (loss) from continuing operations         $    (54.4)  $    (35.2)
     Net realized gains (losses) after tax:
       Net realized gains(losses) before tax               (19.6)        (5.7)
       Tax effect on realized gains (losses)                (4.0)        (0.7)
     -------------------------------------------------------------------------
                                                           (15.6)        (5.0)
     -------------------------------------------------------------------------
     Operating earnings (losses)                           (38.8)       (30.2)
     Average outstanding shares diluted (in millions)       55.1         55.5
     Operating earnings (losses) per share                 (0.70)       (0.54)

     -------------------------------------------------------------------------
     >>

     Balance Sheet

     The table below shows a review of selected categories from the balance sheet reported in the financial statements at the end of Q1 2009 compared to
December 31, 2008.

     <<
     -------------------------------------------------------------------------
                                                   As at
     -------------------------------------------------------------------------
     (in millions of dollars except per
      share amounts)                       March 31, December 31,      Change
                                               2009         2008
     -------------------------------------------------------------------------
     Assets
       Securities                        $  2,091.0   $  2,370.5         (12%)
       Accounts receivable and other
        assets                                260.3        276.5          (6%)
       Income taxes recoverable                26.9         14.7          83%
       Future income taxes                     21.9         25.3         (13%)
       Capital assets                          93.5         95.3          (2%)
       Goodwill and intangible assets          62.5         63.9          (2%)

     Liabilities
       Unearned premiums                      495.4        536.5          (8%)
       Unpaid claims                        1,804.5      1,879.0          (4%)
       Senior unsecured debentures            182.8        185.2          (1%)

     Shareholders' Equity                     370.5        453.6         (18%)
       Book value per share                    6.73         8.24         (18%)
     -------------------------------------------------------------------------
     >>

     Securities:
     The fair value of the securities portfolio including cash decreased 7% to
$2.4 billion, compared to $2.5 billion as at December 31, 2008. This decrease is primarily due to the decline in premium volumes throughout the group, particularly at Lincoln General. Also contributing to the decline in the fair value of the securities portfolio is a small mark to market adjustment and the impact of a weaker Canadian dollar at the balance sheet date on the conversion of the Canadian dollar portfolio to U.S. dollars.
     As previously announced, the Company elected in early 2009 to liquidate the entire common share equity portfolio in order to reduce volatility of the balance sheet and protect the Company's capital. The common share equity portfolio has been substantially disposed of during the quarter and proceeds are in the process of being reinvested in high quality fixed income securities. As at March 31, 2009, the fair value of the common share equity portfolio was $2.3 million which the Company expect to dispose of in the second quarter of 2009.
     Due to generalized spread widening on corporate debt instruments, the gross unrealized losses on fixed income securities have increased to $46.2 million representing 2% of the securities portfolio. The Company has the ability and intent to hold these securities to maturity and does not expect any significant ultimate earnings impact in respect of these gross unrealized losses.
     As at March 31, 2009, 92.8% of the fixed income portfolio is rated 'A' or better. For a quantitative analysis of the credit exposure of the Company from its investment in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services see Note 7 to the financial statements.
     The fair value of the securities portfolio per share including cash decreased 7% to $43.02(C$ 54.26) per common share at March 31, 2009 compared to $46.08 (C$56.13) at December 31, 2008.
     The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds, split between Canadian and U.S. operations:

     <<
     Maturity Profile:
     -------------------------------------------------------------------------
                                           Canadian          U.S.
                                         Operations   Operations        Total
     -------------------------------------------------------------------------
     Due in less than one year                32.8%        16.7%        21.9%
     Due in one through five years             28.7         52.3         44.7
     Due in five through ten years             31.9         20.6         24.3
     Due after ten years                        6.6         10.4          9.1
     -------------------------------------------------------------------------
     Total                                   100.0%       100.0%       100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     There were net unrealized gains of $20.6 million on the total securities portfolio or $0.37 per share outstanding at March 31, 2009 which is included as a component of "accumulated other comprehensive income", as compared to net unrealized gains of $35.0 million or $0.63 per share outstanding at December
31, 2008.
     For a quantitative analysis of the impact to the fair value of the fixed income portfolio of a change in interest rates, see Note 7 to the financial statements.
     As at March 31, 2009 the securities portfolio did not include any collateralized debt obligations nor any direct exposure to any asset backed commercial paper. The securities portfolio has a small exposure of approximately $1.7 million to the sub-prime mortgage market in the U.S.
through home equity loan asset backed securities. As at March 31, 2009, these securities had an aggregate net unrealized loss of $0.8 million.

     Accounts receivable and other assets:
     Accounts receivable and other assets decreased by 6% to $260.3 million since the end of last year, primarily as a result of the settlement of reinsurance.

     Income taxes recoverable:
     Income taxes recoverable increased as a result of the continuing losses experienced in the quarter.

     Future income taxes:
     Future income taxes have decreased due to a valuation allowance recorded in the quarter of $10.4 million as a result of the continued losses of the
U.S. operations. Uncertainty over the Company's ability to utilize these losses over the short term has led to the Company recording the additional allowance.

     Capital assets:
     Capital assets decreased by 2% since the end of last year primarily as a result of depreciation of the capital assets.

     Goodwill and intangible assets:
     Goodwill and intangible assets decreased by 2% since the end of last year mainly as a result of amortization of definite life intangible assets in certain of the U.S. subsidiaries.

     Unearned premiums:
     Unearned premiums decreased 8% since December 31, 2008 as a result of decreased premium.

     Unpaid claims:
     The following table presents a summary of the provision for unpaid claims by line of business:

     <<
     -------------------------------------------------------------------------
     (in millions of dollars)
     -------------------------------------------------------------------------
                                                        March 31, December 31,
     Line of Business                                       2009         2008
     -------------------------------------------------------------------------
     Non - Standard Automobile                        $    477.5   $    489.3
     Standard Automobile                                     1.7          1.7
     Commercial Automobile                                 211.5        217.8
     Trucking                                              626.7        657.4
     Motorcycle                                            107.7        118.1
     Property & Liability                                  302.5        317.4
     Other                                                  76.9         77.3
     -------------------------------------------------------------------------
     Total                                            $  1,804.5   $  1,879.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     The provisions for unpaid claims decreased by 4% to $1.80 billion at the end of the first quarter compared to $1.88 billion at the end of 2008. The provision for unpaid claims comprised case reserves for individual claims of
$1.05 billion ($1.05 billion at December 31, 2008) and a provision for
Incurred But Not Reported (IBNR) claims which decreased 9% to $750.1 million
($828.1 million at December 31, 2008). Lincoln General had $415.7 million of case reserves and $426.4 million provision for IBNR claims as at March 31,
2009, a decrease of 9% compared to the prior year.

     Book value per share:
     Book value per share decreased by 18% to $6.73 (C$8.49) at March 31, 2009 from $8.24 (C$10.03) at December 31, 2008 as a result of the diluted loss per share of $1.06 and the decline of $0.42 in the "Accumulated other comprehensive income (loss)" component of shareholders' equity.

     Contractual Obligations

     Information concerning contractual obligations as at March 31, 2009 is shown in Note 7 of the financial statements. For further details on the
Company's long term debt and interest obligations, refer to Note 20 of the
Company's 2008 audited consolidated financial statements and pages 35 to 40 of the 2008 Annual Report which sets out the Company's contractual obligations as at December 31, 2008.

     Liquidity and Capital Resources

     During the three months ended March 31, 2009, the cash used in operating activities was $101.3 million. The Company's insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio.
     As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of dividend and interest payments. The
Company believes that it has the flexibility to obtain the funds needed to fulfill its cash requirements and also to satisfy regulatory capital requirements through fiscal year 2009. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company were inadequate to services its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations. Kingsway holds $451.4 million in cash and high grade short term assets, representing approximately 19% of invested assets. The majority of the other fixed income securities are also liquid.
     During the year ended December 31, 2008, the Company repurchased 468,200 common shares under the normal course issuer bid for a total purchase price of
$5.2 million at an average price of $11.02 (Cdn $11.17). The Company did not repurchase any common shares during the first quarter of 2009.
     As at March 31, 2009 the Company was adequately capitalized to support the premium volume of the insurance subsidiaries. Canadian property and casualty insurance companies are regulated by the Office of the Superintendent of Financial Institutions (OSFI) and the Financial Services Commission of
Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) formula. As at March
31, 2009 the MCT's of the Canadian subsidiaries are above the target MCT level, with MCT margins ranging between 192% and 216% and aggregate capital of approximately $36.2 million in excess of required capital.
     In the United States, a risk based capital (RBC) formula is used by the
National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The
NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at March 31, 2009, all the U.S. subsidiaries, with the exception of Lincoln General, are above the required RBC levels, with RBC ratios ranging between 305% and 34,110% and aggregate capital excluding
Lincoln of approximately $85.9 million in excess of the 200% level. As at
March 31, 2009, Lincoln General's RBC is estimated at 120% placing them at a
RBC regulatory action level. Please refer to Note 9 of the 2008 Annual Report and Note 8 to these interim financial statements for further details.
     The reinsurance subsidiaries, which are domiciled in Barbados and
Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at March 31, 2009 the capital maintained by Kingsway Reinsurance Corporation was approximately $74.9 million in excess of the regulatory requirements in Barbados and the capital maintained by Kingsway Reinsurance (Bermuda) Limited was approximately $9.6 million in excess of regulatory requirements.

     Off-Balance Sheet Financing

     The Company entered into an off-balance sheet transaction through the
Kingsway Linked Return of Capital Trust transaction that was completed on July
14, 2005 which is more fully described in Note 20(d) of the 2008 audited consolidated financial statements and page 39 of the 2008 Annual Report. The
Company has one other off-balance sheet financing arrangement as described on page 39 of the 2008 Annual Report.

     International Financial Reporting Standards (IFRS)

     In 2006, the Accounting Standards Board (AcSB) published a new plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publically-listed companies to use IFRS, replacing existing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company has begun assessing the adoption of IFRS for 2011, which is more fully described on pages 43 and 44 of the 2008 Annual Report.

     <<
     Disclosure of Outstanding Share Data
     ------------------------------------
     As at April 30, 2009, the Company had 55,068,528 common shares outstanding.

     Summary of Quarterly Results

     The following table presents the financial results over the previous eight quarters.

     -------------------------------------------------------------------------
                 2009    2008                            2007
     -------------------------------------------------------------------------
     (in millions
      of dollars
      except
      per share)   Q1      Q4      Q3      Q2      Q1      Q4      Q3      Q2
     -------------------------------------------------------------------------
     Gross
      premiums
      written  $259.0  $295.6  $354.6  $422.0  $431.0  $418.8  $478.2  $499.2
     Net
      premiums
      earned    283.5   305.6   371.0   395.0   412.7   432.8   451.6   444.4
     Total
      revenue   290.9   219.6   374.5   438.4   443.1   480.8   490.9   507.3
     Net
      income
      (loss)    (58.3) (360.4)  (17.4)    6.3   (34.4) (103.5)   23.6    41.7
     -------------------------------------------------------------------------
     Earnings
      (loss)
      per share
     Basic      (1.06)  (6.53)  (0.31)   0.11   (0.62)  (1.86)   0.43    0.75
     Diluted    (1.06)  (6.53)  (0.32)   0.11   (0.62)  (1.84)   0.42    0.74
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Supplementary Financial Information from Continuing Operations

     Financial Strength Indicators:

     Some of the key indicators of the Company's financial strength are as follows:
                                                        March 31, December 31,
                                                            2009         2008
                                                      ------------------------
     Rolling four quarter calculations:
       Net premiums written to estimated
        statutory surplus ratio                             2.2x         2.1x

       Senior debt to capitalization ratio                 35.0%        31.9%

       Total debt to capitalization ratio                  47.4%        42.9%

     Selected Financial Information expressed in Canadian dollars

     The selected financial information disclosed below has been translated using the Bank of Canada monthly average exchange rate for the income statement and the month end rate for the balance sheet. Readers should be cautioned as to the limited usefulness of the selected financial information presented below.

     -------------------------------------------------------------------------
                                                         3 months to March 31:
     (in millions of dollars except per share amount)       2009         2008
     -------------------------------------------------------------------------
     Gross premiums written                          $     322.0   $    432.8
     Net premiums earned                                   353.6        414.4
     Net income (loss)                                     (73.3)       (34.4)
     Earnings per share - diluted                          (1.33)       (0.63)
     Underwriting profit (loss)                            (73.8)       (66.3)
     Book value per share                                   8.49        16.61
     -------------------------------------------------------------------------
     >>

     Outlook

     The Company's 2008 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading
Risks Factors in the Management's Discussion and Analysis section. These factors and events have, for the most part, remained substantially unchanged.

     Disclosure Controls and Procedures

     Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under
Multilateral Instrument 52-109 issued by the Canadian Securities
Administrators. Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive
Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the annual filings are being prepared.

     Internal Controls over Financial Reporting

     Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under Multilateral
Instrument 52-109 issued by the Canadian Securities Administrators. Management has designed such internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with GAAP. There has been no change in the Company's internal control over financial reporting that occurred during the Company's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

     <<
     Forward Looking Statements
     --------------------------
     >>
     This press release (including the Management's Discussion and Analysis)
includes "forward looking statements" that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words
"anticipate", "expect", "believe", "may", "should", "estimate", "project",
"outlook", "forecast" or similar words are used to identify such forward looking information. Such forward looking statements reflect management's current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its 2008 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators' website at
www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange
Commission's website at www.sec.gov or through the Company's website at
www.kingsway-financial.com. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

     <<
     Additional Information
     ----------------------
     >>
     Additional information relating to Kingsway, including Kingsway's Annual
Report and Kingsway's Annual Information Form is on SEDAR at www.sedar.com.

     <<
     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF OPERATIONS
     (In thousands of U.S. dollars, except for per share amounts)

     -------------------------------------------------------------------------
     (Unaudited)                                         3 months to March 31:
                                                            2009         2008
     -------------------------------------------------------------------------
     Gross premiums written                           $  258,978   $  431,027
     -------------------------------------------------------------------------
     Net premiums written                             $  248,531   $  397,988
     -------------------------------------------------------------------------
     Revenue:
       Net premiums earned                            $  283,492   $  412,655
       Investment income (Note 6)                         27,000       36,180
       Net realized losses (Note 6)                      (19,575)      (5,718)
     -------------------------------------------------------------------------
                                                         290,917      443,117
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                                $  245,849   $  348,166
       Commissions and premiums taxes                     42,571       71,190
       General and administrative expenses                53,921       59,406
       Interest expense                                    6,296        9,916
       Amortization of intangibles (Note 2)                2,773        3,324
     -------------------------------------------------------------------------
                                                         351,410      492,002
     -------------------------------------------------------------------------
     Loss from continuing operations before
      income taxes                                       (60,493)     (48,885)
     Income taxes (recovery)                              (6,065)     (13,721)
     -------------------------------------------------------------------------
     Loss  from continuing operations                    (54,428)     (35,164)
     Income (loss) from discontinued operations,
      net of taxes (note 3)                               (2,223)         765
     Loss on disposal of discontinued operations,
      net of taxes                                        (1,616)           -
     -------------------------------------------------------------------------
     Net loss                                         $  (58,267)  $  (34,399)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Earnings (loss) per share - continuing operations:

       Basic:                                         $    (0.99)  $    (0.63)
       Diluted:                                       $    (0.99)  $    (0.63)

     -------------------------------------------------------------------------

     Earnings (loss) per share - net loss:

       Basic:                                         $    (1.06)  $    (0.62)
       Diluted:                                       $    (1.06)  $    (0.62)
     Weighted average shares outstanding (in '000s):
       Basic:                                             55,069       55,411
       Diluted:                                           55,107       55,502

     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED BALANCE SHEETS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                        March 31  December 31
                                                            2009         2008
                                                      (unaudited)
     -------------------------------------------------------------------------
     ASSETS
       Cash and cash equivalents                      $  219,904   $  105,656
       Securities (Note 6)                             2,090,999    2,370,485
       Accrued investment income                          20,846       24,554
       Financed premiums                                  58,135       61,616
       Accounts receivable and other assets              260,328      276,450
       Due from reinsurers and other insurers            125,803      177,945
       Deferred policy acquisition costs                 117,977      127,555
       Income taxes recoverable                           26,910       14,737
       Future income taxes                                21,932       25,291
       Capital assets (Note 2)                            93,476       95,259
       Goodwill and intangible assets (Note 2)            62,478       63,893
     -------------------------------------------------------------------------
                                                      $3,098,788   $3,343,441
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     LIABILITIES AND SHAREHOLDERS' EQUITY

     LIABILITIES
       Loans payable                                  $   66,222   $   66,222
       Accounts payable and accrued liabilities           91,953      135,565
       Unearned premiums                                 495,377      536,480
       Unpaid claims                                   1,804,528    1,879,016
       Senior unsecured debentures                       182,770      185,203
       Subordinated indebtedness                          87,391       87,383
     -------------------------------------------------------------------------
                                                       2,728,241    2,889,869
     -------------------------------------------------------------------------
     SHAREHOLDERS' EQUITY
       Share capital                                     322,344      322,344
         Issued and outstanding number of common shares
           55,068,528 - March 31, 2009
           55,068,528 - December 31, 2008
       Contributed surplus                                 9,153        9,791
       Retained earnings                                  39,425       98,564
       Accumulated other comprehensive income (loss)        (375)      22,873
     -------------------------------------------------------------------------
                                                         370,547      453,572
     -------------------------------------------------------------------------
                                                      $3,098,788   $3,343,441
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                   For the three months ended
     -------------------------------------------------------------------------
                                                        March 31     March 31
     (Unaudited)                                            2009         2008
     -------------------------------------------------------------------------
     Share capital
     Balance at beginning of period                   $  322,344   $  326,151
     Issued during the period                                  -           48
     Repurchased for cancellation                              -       (2,669)
     -------------------------------------------------------------------------
     Balance at end of period                            322,344      323,530
     -------------------------------------------------------------------------
     Contributed surplus
     Balance at beginning of period                   $    9,791   $    7,619
     Stock option expense                                   (638)          28
     -------------------------------------------------------------------------
     Balance at end of period                              9,153        7,647
     -------------------------------------------------------------------------
     Retained earnings
     Balance at beginning of period                   $   98,564   $  521,165
     Net loss for the period                             (58,267)     (34,399)
     Common share dividends                                 (872)      (4,139)
     Repurchase of shares for cancellation                     -       (1,121)
     -------------------------------------------------------------------------
     Balance at end of period                             39,425      481,506
     -------------------------------------------------------------------------
     Accumulated other comprehensive income
     Balance at beginning of period                   $   22,873   $   85,866
     Other comprehensive income (loss)                   (23,248)      (4,601)
     -------------------------------------------------------------------------
     Balance at end of period                               (375)      81,265
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Total shareholders' equity at end of period      $  370,547   $  893,948
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                   For the three months ended
     -------------------------------------------------------------------------
                                                        March 31     March 31
     (Unaudited)                                            2009         2008
     -------------------------------------------------------------------------
     Comprehensive income
     Net loss                                         $  (58,267)  $  (34,399)
     Other comprehensive income, net of taxes:
       - Change in unrealized gains (losses)
        on available-for securities:
         Unrealized gains (losses) arising during
          the  period, net of income taxes(1)             (1,162)       9,952
         Recognition of realized losses (gains) to
          net income, net of income taxes(2)             (11,202)        (347)
       - Unrealized gains (losses) on translating
        financial statement of self-sustaining
        foreign operations                                (9,523)     (14,206)
       - Gain (loss) on cash flow hedge                   (1,361)           -
     -------------------------------------------------------------------------
     Other comprehensive income (loss)                   (23,248)      (4,601)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Comprehensive income (loss)                      $  (81,515)  $  (39,000)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     (1) Net of income tax of ($3,750) for the quarter to March 31, 2009 and
         $(1,953) for the quarter to March 31, 2008.
     (2) Net of income tax of $(2,670) for the quarter to March 31, 2009 and
         $(266) for the quarter to March 31, 2008.

     KINGSWAY FINANCIAL SERVICES INC.
     CONSOLIDATED STATEMENT OF CASH FLOWS
     (In thousands of U.S. dollars)

     -------------------------------------------------------------------------
                                                         3 months to March 31:
     -------------------------------------------------------------------------
     (Unaudited)                                            2009         2008
     -------------------------------------------------------------------------
     Cash flows from operating activities
     Net loss                                         $  (58,267)  $  (34,399)
     Items not affecting cash:
       Amortization                                        3,828        4,931
       Future and current income taxes                     4,599       (6,200)
       Net realized (gains) losses                        21,516        5,547
       Amortization of bond premiums and discounts            64       (2,470)
       Net change in other non-cash balances             (73,019)     (31,612)
     -------------------------------------------------------------------------
                                                        (101,279)     (64,203)
     -------------------------------------------------------------------------
     Cash flows from financing activities
     Increase in share capital                                 -           48
     Repurchase of common shares for cancellation              -       (3,790)
     Dividends paid                                         (872)      (4,139)
     Increase (decrease) in bank indebtedness
      and loans payable                                     (368)     (10,655)
     Decrease in senior unsecured indebtedness                 -      (17,289)
     -------------------------------------------------------------------------
                                                          (1,240)     (35,825)
     -------------------------------------------------------------------------
     Investing activities
     Purchase of securities                             (533,020)    (719,671)
     Proceeds from sale of securities                    752,608      801,273
     Financed premiums receivable, net                     1,993        3,156
     Acquisitions, net of cash acquired                        -         (212)
     Net proceeds from sale of discontinued
      operations                                          (1,941)           -
     Net change to capital assets and
      intangible assets                                   (2,873)      (1,474)
     -------------------------------------------------------------------------
                                                         216,767       83,072
     -------------------------------------------------------------------------
     Net change in cash and cash equivalents             114,248      (16,956)
     Cash and cash equivalents at beginning
      of period                                          105,656      161,635
     -------------------------------------------------------------------------
     Cash and cash equivalents at
      end of period                                   $  219,904   $  144,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 1  Basis of Presentation

     These interim consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants
     ("CICA") Canadian generally accepted accounting principles ("GAAP") using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2008 except for the changes in accounting policies as noted below. These interim consolidated financial statements do not contain all disclosures required by generally accepted accounting principles and accordingly should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2008 as set out on pages 65 to 104 of the Company's 2008 Annual Report. The results of the operations for the interim periods are not necessarily indicative of the full-year results.

     NOTE 2 Change In Accounting Polices

     Commencing January 1, 2009, the Company adopted the CICA Handbook Section
     3064 Goodwill and Intangible Assets. As a result of adopting the new standard, certain software costs previously recorded as Capital assets are now recorded as Intangible assets in the Consolidated Balance Sheet.
     Accordingly, $18.1 million at December 31, 2008 was reclassified from
     Capital assets to Intangible assets. The related amortization expense that was previously recorded in General and administrative expenses on the Consolidated Statement of Operations is now recorded as Amortization of intangibles. Accordingly, $1.6 million for three month period ended
     March 31, 2008 was reclassified from General and administrative expenses to Amortization of intangibles.

     Commencing January 20, 2009, the Company adopted the CICA Handbook EIC
     173 - Credit Risk and the Fair Value of Financial Assets and Financial
     Liabilities, which clarifies the consideration of entity's own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The accounting treatment should be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value. There was no resulting difference noted on adoption.

     NOTE 3 Discontinued Operations

     On September 30, 2008 the company completed its previously announced sale of York Fire and Casualty Insurance Company (York Fire), a primarily standard insurance writer, for C$95 million in cash. The Company has classified York Fire as discontinued operations and the results of its operations are reported separately for all periods presented. Prior to the sale, York Fire was part of the Canadian reporting segment. The final settlement was completed in the first quarter of 2009 and the adjustments are reflected accordingly.

     Summarized financial information for discontinued York Fire operations is shown below.

     -------------------------------------------------------------------------
                                                          Quarter to March 31:
                                                            2009         2008
     -------------------------------------------------------------------------
     Operations:
       Revenue                                        $     (215)  $   31,398
     -------------------------------------------------------------------------
       Income (loss) from discontinued operations
        before taxes                                      (2,750)          70
       Income tax (recovery)                                (527)        (695)
     -------------------------------------------------------------------------
       Income (loss) from discontinued operations
        before disposal, net of taxes                 $   (2,223)  $      765
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     Disposals:
       Loss on disposal before income taxes           $   (1,941)  $        -
       Income tax (recovery)                                (325)           -
     -------------------------------------------------------------------------
       Loss on disposal, net of taxes                 $   (1,616)  $        -
     -------------------------------------------------------------------------
     Total gain (loss) from discontinued
       operations, net of taxes                       $   (3,839)  $      765
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 4 Stock-based Compensation

     As reported on pages 81 - 84 of the Company's 2008 Annual Report, effective January 1, 2003 the Company adopted on a prospective basis the fair-value method of accounting for stock-based compensation awards granted to employees and non-employee directors.

     Per share fair value of options granted during 2009 was C$0.45 and C$0.97 in March. Per share fair value of options granted during 2008 was C$2.88 in February, C$2.43 in May and C$2.45 in September. The fair value of the options granted was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

     -------------------------------------------------------------------------
                                                               As at March 31:
     -------------------------------------------------------------------------
                                                            2009         2008
     -------------------------------------------------------------------------
     Risk-free interest rate                               1.78%        3.22%
     Dividend yield                                        4.21%        2.23%
     Volatility of the expected market price of
      the Company's common shares                          88.1%        27.8%
     Expected option life (in years)                         4.0          4.0
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     The Black-Scholes option valuation model was developed for use in estimating fair value of traded options which have no vesting restrictions and are fully transferable. As the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the above pro forma adjustments are not necessarily a reliable single measure of the fair value of the Company's employee stock options.

     NOTE 5 Segmented Information

     The Company provides property and casualty insurance and other insurance related services in three reportable segments, Canada, the United States and corporate and other insurance related services. The Company's
     Canadian and United States segments include transactions with the
     Company's reinsurance subsidiaries. At the present time, other insurance related services are not significant. Results for the Company's operating segments are based on the Company's internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements. The reportable segments for Canada have been updated to conform to current period's financial statement presentation for the results of continuing operations.

     -------------------------------------------------------------------------
                                      Three months ended March 31, 2009
     -------------------------------------------------------------------------
                                             United    Corporate
                                Canada       States    and other        Total
     -------------------------------------------------------------------------
     Gross premiums
      written               $   62,342   $  196,636   $        -   $  258,978
     Net premiums earned        78,998      204,494            -      283,492
     Investment income
      (loss)                    10,145       16,855            -       27,000
     Net realized loss          (6,390)     (13,185)           -      (19,575)
     Interest expense                -        6,296            -        6,296
     Amortization of
      capital assets               395          534          146        1,075
     Amortization of
      intangible assets              -        2,135          638        2,773
     Income tax
      expense (recovery)        (2,784)      (2,975)        (306)      (6,065)
     Income (loss) from
      continuing operations    (13,357)     (45,401)       4,330      (54,428)

     Capital assets         $   45,470   $   46,832   $    1,174   $   93,476
     Goodwill and
      intangible assets          5,790       38,778       17,910       62,478
     Total assets              923,083    2,092,537       83,168    3,098,788
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                      Three months ended March 31, 2008
     -------------------------------------------------------------------------
                                             United    Corporate
                                Canada       States    and other        Total
     -------------------------------------------------------------------------
     Gross premiums
      written               $   93,656   $  337,371   $        -   $  431,027
     Net premiums
      earned                   101,606      311,049            -      412,655
     Investment income
      (loss)                    13,717       23,000         (537)      36,180
     Net realized gains         (1,848)      (3,870)           -       (5,718)
     Interest expense                -        8,586        1,330        9,916
     Amortization of
      capital assets               543          811          424        1,778
     Amortization of
      intangible assets              -        2,609          715        3,324
     Income tax
      expense (recovery)        (6,273)      (9,545)       2,097      (13,721)
     Income (loss) from
      continuing operations     (4,968)     (34,094)       3,898      (35,164)

     Capital assets         $   59,620   $   48,962   $    1,870   $  110,452
     Goodwill and
      intangible assets          8,954      118,831        5,968      133,753
     Total assets            1,587,473    2,922,033       35,727    4,545,233
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     NOTE 6 Securities

     The table below provides the amortized cost and fair values of securities:

     -------------------------------------------------------------------------
                                                March 31, 2009
     -------------------------------------------------------------------------
                                              Gross        Gross
                             Amortized   Unrealized   Unrealized
                                  cost        Gains       Losses   Fair Value
     -------------------------------------------------------------------------
     Term Deposits          $  228,033   $    3,290   $        7   $  231,316
     Bonds:
       Canadian - Government   179,034        6,274           19      185,289
                - Corporate    260,531        4,381       10,185      254,727
       U.S      - Government    57,848        4,273           33       62,088
                - Corporate  1,260,636       49,361       34,477    1,275,520
       Other    - Government         -            -            -            -
                - Corporate     75,245        2,371        1,479       76,137
     -------------------------------------------------------------------------
     Sub-total              $2,061,327   $   69,950   $   46,200   $2,085,077
     Common shares
      - Canadian                 2,221           79           15        2,285
      - U.S                         15           14            -           29
     Preferred shares
      - Canadian                 6,343            -        3,159        3,184
      - U.S                        531            -          107          424
     -------------------------------------------------------------------------
                            $2,070,437   $   70,043   $   49,481   $2,090,999
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
                                             December 31, 2008
     -------------------------------------------------------------------------
                                              Gross        Gross
                             Amortized   Unrealized   Unrealized
                                  cost        Gains       Losses   Fair Value
     -------------------------------------------------------------------------
     Term Deposits          $  184,381   $    3,610   $       20   $  187,971
     Bonds:
       Canadian - Government   149,200        8,310            7      157,503
                - Corporate    257,758        2,414       12,420      247,752
       U.S      - Government    63,404        5,060          775       67,689
                - Corporate  1,284,516       49,356       27,627    1,306,245
       Other    - Government         -            -            -            -
                - Corporate    128,382        4,328          999      131,711
     -------------------------------------------------------------------------
     Sub-total              $2,067,641   $   73,078   $   41,848   $2,098,871
     Common shares
      - Canadian               114,167        2,590            -      116,757
      - U.S                    146,408        4,883            -      151,291
     Preferred shares
      - Canadian                 6,692            8        3,629        3,071
      - U.S                        634            -          139          495
     -------------------------------------------------------------------------
                            $2,335,542   $   80,559   $   45,616   $2,370,485
     -------------------------------------------------------------------------

     Fair values of term deposits, bonds and common and preferred shares are considered to approximate quoted market values based on the latest bid prices in active markets. Fair value of securities for which no active market exists are derived from quoted market prices of similar securities or third party evidence.

     As part of the quarterly analysis performed by management to determine declines in market value that are other than temporary, write downs for other-than-temporary impairments were $1.7 million compared to $9.0 million for the quarter ended March 31, 2008.

     Management has reviewed currently available information regarding other securities whose estimated fair values are less than their carrying amounts and believes that these unrealized losses are not other than temporary and are primarily due to temporary market and sector related factors rather than to issuer-specific factors.

     Net investment income for the quarter ended March 31 is comprised as follows:

     -------------------------------------------------------------------------
                                                            2009         2008
     -------------------------------------------------------------------------
     Investment income
       Interest on short term securities              $      868   $    4,237
       Interest on Bonds                                  22,494       29,380
       Dividends                                           1,360        2,799
       Premium Finance                                       863          989
       Other                                               2,762          807
     -------------------------------------------------------------------------
     Gross Investment Income                          $   28,347   $   38,212
     Investment Expenses                                   1,347        2,032
     -------------------------------------------------------------------------
     Net Investment Income                            $   27,000   $   36,180
     -------------------------------------------------------------------------

     Net realized losses for the quarter ended March 31, 2009 were $19.6 million compared to net realized loss of $5.7 million for the quarter ended March 31, 2008.

     NOTE 7 Financial Instruments

     Risk Management

     The Company's risk management policies and practices are described on pages 18 to 20, 45 to 53 and 74 to 78 of the Company's 2008 Annual
     Report. There has been no significant change in the risk management framework since December 31, 2008.

     In addition, the Company has provided herein the disclosures required under the Canadian Institute of Chartered Accountants (CICA) handbook section 3862, "Financial Instruments - Disclosures" related to the nature and extent of risks arising from financial instruments. These disclosures form an integral part of the interim consolidated financial statements.

     The table below summarizes the credit exposure of the Company from its investments in fixed income securities and term deposits by rating as assigned by S&P or Moody's Investor Services, using the higher of these ratings for any security where there is a split rating:

     -------------------------------------------------------------------------
                                       March 31, 2009       December 31, 2008
     -------------------------------------------------------------------------
     AAA/Aaa                        $1,098,317  52.7%       $1,146,703  54.7%
     AA/Aa2                            379,230   18.2          341,280   16.3
     A/A2                              456,751   21.9          505,748   24.1
     BBB/Baa2                           87,885    4.2           65,255    3.1
     BB/Ba2                              3,635    0.2            5,122    0.2
     B/B2                                7,325    0.4            7,838    0.4
     CCC/Caa or lower, or not rated     51,934    2.4           26,925    1.2
     -------------------------------------------------------------------------
     Total consolidated             $2,085,077 100.0%       $2,098,871 100.0%
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     As at March 31, 2009, 92.8% of the fixed income portfolio is rated 'A' or better. The 'not rated' category consists primarily of investments in money market instruments. Changes in this balance period over period are primarily due to timing of investment maturities and reinvestment.

     Duration is a measure used to estimate the extent market values of fixed income instruments change with changes in interest rates. Using this measure, it is estimated that an immediate hypothetical 100 basis point or 1 percent parallel increase in interest rates would decrease the market value of the fixed income securities by $68.6 million at March 31,
     2009, representing 3.3% of the $2.1 billion fair value fixed income securities portfolio.

     The Company has substantially eliminated its exposure to equity price risk subsequent to liquidation of its common equity portfolio during the quarter. The Company also has a small exposure to changes in the U.S. to
     Canadian dollar foreign currency exchange rate. The Company does not hedge any foreign currency exposure that may exist in the securities portfolio. Our U.S. operations generally hold their investments in U.S.
     dollar denominated securities, and the Canadian operations in Canadian dollar denominated securities.

     The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual repricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

     -------------------------------------------------------------------------
     As at March 31, 2009     One year       One to      Five to    More than
                               or less   five years    ten years    ten years
     -------------------------------------------------------------------------
     Assets:
     Cash & cash
      equivalents              219,904            -            -            -
     Securities                456,669      930,806      506,776      190,647
     Accrued Investment
      Income                    20,846            -            -            -
     Finance Premiums           58,135            -            -            -
     Accounts receivable
      and other assets         260,328            -            -            -
     Due from reinsurers
      and other insurers        44,685       67,880       11,667        1,571
     -------------------------------------------------------------------------
     Total:                  1,060,567      998,686      518,443      192,218
     -------------------------------------------------------------------------

     Liabilities:
     Loans payable                   -            -       66,222            -
     Accounts payable and
      accrued liabilities       91,953            -            -            -
     Unpaid claims             640,962      973,676      167,357       22,533
     Senior unsecured
      debentures                     -       78,566      104,204            -
     Subordinated
      indebtedness                   -            -            -       87,391
     -------------------------------------------------------------------------
     Total:                    732,915    1,052,242      337,783      109,924
     -------------------------------------------------------------------------

     -----------------------------------------------
     As at March 31, 2009           No
                              specific
                                  date        Total
     -----------------------------------------------
     Assets:
     Cash & cash
      equivalents                    -      219,904
     Securities                  6,101    2,090,999
     Accrued Investment
      Income                         -       20,846
     Finance Premiums                -       58,135
     Accounts receivable
      and other assets               -      260,328
     Due from reinsurers
      and other insurers             -      125,803
     -----------------------------------------------
     Total:                      6,101    2,776,015
     -----------------------------------------------

     Liabilities:
     Loans payable                   -       66,222
     Accounts payable and
      accrued liabilities            -       91,953
     Unpaid claims                   -    1,804,528
     Senior unsecured
      debentures                     -      182,770
     Subordinated
      indebtedness                   -       87,391
     -----------------------------------------------
     Total:                          -    2,232,864
     -----------------------------------------------

     -------------------------------------------------------------------------
     As at December 31, 2008  One year       One to      Five to    More than
                               or less   five years    ten years    ten years
     -------------------------------------------------------------------------
     Assets:
     Cash & cash
      equivalents           $  105,656   $        -   $        -   $        -
     Securities                405,619      986,244      524,479      182,529
     Accrued investment
      income                    24,554            -            -            -
     Finance premiums           61,616            -            -            -
     Accounts receivable
      and other assets         276,450            -            -            -
     Due from reinsurers
      and other insurers        63,195       95,990       16,533        2,227
     -------------------------------------------------------------------------
     Total:                    937,090    1,082,234      541,012      184,756
     -------------------------------------------------------------------------
     Liabilities:
     Loans payable                   -            -       66,222            -
     Accounts payable and
      accrued liabilities      135,565            -            -            -
     Unpaid claims             667,307    1,013,611      174,579       23,519
     Senior unsecured
      debentures                     -       81,137      104,066            -
     Subordinated
      indebtedness                   -            -            -       87,383
     -------------------------------------------------------------------------
     Total:                    802,872    1,094,748      344,867      110,902
     -------------------------------------------------------------------------

     -----------------------------------------------
     As at December 31, 2008        No
                              specific
                                  date        Total
     -----------------------------------------------
     Assets:
     Cash & cash
      equivalents           $        -   $  105,656
     Securities                271,614    2,370,485
     Accrued investment
      income                         -       24,554
     Finance premiums                -       61,616
     Accounts receivable
      and other assets               -      276,450
     Due from reinsurers
      and other insurers             -      177,945
     -----------------------------------------------
     Total:                    271,614    3,016,706
     -----------------------------------------------
     Liabilities:
     Loans payable                   -       66,222
     Accounts payable and
      accrued liabilities            -      135,565
     Unpaid claims                   -    1,879,016
     Senior unsecured
      debentures                     -      185,203
     Subordinated
      indebtedness                   -       87,383
     -----------------------------------------------
     Total:                          -    2,353,389
     -----------------------------------------------

     Collateral pledged: As at March 31, 2009, bonds and term deposits with an estimated fair value of $51.6 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its policies of insurance. At March 31, 2009, the amount of such pledged securities was $124.3 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company's standard risk management controls.

     The Company has a syndicate $300 million letter of credit facility which is principally used to collateralize inter-company reinsurance balances for statutory capital management purposes. The Company pledges securities to collateralize the utilized portion of the letter of credit facility.
     At March 31, 2009 the letter of credit facility utilization was
     $263.8 million.

     Fair value:

     Refer to Note 6 with respect to fair value disclosure on securities. The carrying value of unpaid claims does not take into consideration the time value of money or make an explicit provision for adverse deviation. In order to estimate the fair value of the unpaid claims, the Company uses an actuarial approach recognizing the time value of money which incorporates assumptions concerning projected cash flows and appropriate provisions for adverse deviation. As at March 31, 2009 the estimated fair value of the unpaid claims was $1,952.3 million ($1,820.8 million net of reinsurers' share of unpaid claims). The estimated fair value is approximately $148 million above the undiscounted carrying value as a result of the inclusion of a provision for adverse development totaling
     $184.6 million in addition to the present value of unpaid claims. There is no active market for policy liabilities, so a market value is not readily available.

     The table below summarizes the fair valuation of debt liabilities, though they are held at amortized cost on the consolidated balance sheet:

                                                    March 31, 2009
     -------------------------------------------------------------------------
                                                           Total
                                         Total fair     carrying
                                            value(x)       value    Favorable
     -------------------------------------------------------------------------
     Loans Payable                       $   32,483   $   66,222   $   33,739
     Senior unsecured debentures             89,242      182,770       93,528
     Subordinated indebtedness               20,281       87,391       67,110
     -------------------------------------------------------------------------

                                                  December 31, 2008
     -------------------------------------------------------------------------
                                                           Total
                                         Total fair     carrying
                                            value(x)       value    Favorable
     -------------------------------------------------------------------------
     Loans Payable                       $   43,094   $   66,222   $   23,128
     Senior unsecured debentures            128,497      185,203       56,706
     Subordinated indebtedness               17,712       87,383       69,671
     -------------------------------------------------------------------------
     (x)The fair value is based on market observable inputs.

     The carrying value of all other financial instruments approximates their fair value due to the short term to maturity of those financial instruments.

     The Company uses fair value hierarchy to categorize the inputs used in valuation techniques to measure fair value. The extent of the Company's use of quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at March 31, 2009 was as follows:

     -------------------------------------------------------------------------
     Description                                Available for sale securities
     -------------------------------------------------------------------------
                                                                        Fixed
                                                          Equity       income
     -------------------------------------------------------------------------
     Fair value                                           $5,922   $2,085,077
     -------------------------------------------------------------------------
     Based on:
     -------------------------------------------------------------------------
     Quoted market prices                                 100.0%            -
     -------------------------------------------------------------------------
     Valuation techniques-Significant market observable
      Inputs                                                   -       100.0%
     -------------------------------------------------------------------------
     Valuation techniques- Significant unobservable
      market inputs                                            -            -
     -------------------------------------------------------------------------

     NOTE 8 Capital Management

     As at March 31, 2009 the Company was adequately capitalized to support the premium volume of the insurance subsi diaries. Canadian property and casualty insurance companies are regulated by the Office of the
     Superintendent of Financial Institutions (OSFI) and the Financial
     Services Commission of Ontario (FSCO) and are required to maintain a level of capital sufficient to achieve a target of 150% of a minimum capital test (MCT) ratio. As at March 31, 2009 the MCT's of the Canadian subsidiaries are above the target MCT level, with MCT ratios ranging between 192% and 216% and aggregate capital of approximately $36.2 million in excess of required capital.

     In the United States, a risk based capital (RBC) formula is used by the
     National Association of Insurance Commissioners (NAIC) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below
     200% of the authorized control level. As at March 31, 2009, all the U.S.
     subsidiaries, with the exception of Lincoln General, are above the required RBC levels, with RBC ratios ranging between 305% and 34,110%
     and have aggregate capital excluding Lincoln General of approximately
     $85.9 million in excess of the 200% level. As at March 31, 2009 Lincoln
     General's RBC was 120% which is at the regulatory action level. Based on the current RBC level, an additional $38.6 million would be required to increase the Lincoln General RBC level above 200%. As a result of its current RBC level, the Pennsylvania Insurance Department is required to conduct an examination and issue an order outlining corrective action to be taken. Further, under Pennsylvania law, Lincoln may be deemed to be operating in a financially hazardous condition based on its financial statements at December 31, 2008. As a result, the Pennsylvania Insurance
     Department has the power to take a variety of regulatory actions, including but not limited to department supervision, and the seeking of a court order of rehabilitation or liquidation if it determines that
     Lincoln's condition is such that the further transaction of business would be hazardous, financially, to its policyholders, creditors or the public. If Lincoln were subject to an order of rehabilitation or liquidation it would have a material adverse effect on the Company's results of operations and financial condition.

     As part of a plan developed by management, Lincoln has initiated running off its book of business and, accordingly, management has ceased writing new or renewal business, except where otherwise required by law or pre-
     existing contractual obligations, and has initiated mid-term cancellations in certain lines of business. As at December 31, 2008,
     Lincoln had statutory admitted assets of $386.7 million, liabilities of
     $307.5 million, and statutory capital and surplus of $79.2 million. On
     March 11, 2009, Lincoln entered into a letter agreement with the
     Pennsylvania Insurance Department (the Department) that provides for increased supervisory oversight by the Department including but not limited to increased reporting and Department approval of non-routine matters including transfers or pledges of assets, extension of loans, incurring of debt, increases in salaries, payments of bonuses to officers and directors, and consummation of material transactions.

     Lincoln General submitted its regulatory action plan on May 7, 2009 which is subject to approval of the Pennsylvania Insurance Department.

     The reinsurance subsidiaries, which are domiciled in Barbados and
     Bermuda, are required by the regulator in the jurisdictions in which they operate to maintain minimum capital levels. As at March 31, 2009 the capital maintained by Kingsway Reinsurance Corporation was approximately
     $74.9 million ($ 77.9 million as at December 31, 2008) in excess of the regulatory requirements in Barbados and the capital maintained by
     Kingsway Reinsurance (Bermuda) Limited was approximately $9.6 million
     ($15.4 million as at December 31, 2008) in excess of regulatory requirements.

     NOTE 9 Hedges

     The Company has recorded a $0.3 million loss during the quarter due to the ineffective portion of the designated hedge. The cost to the Company to settle the swap as at March 31, 2009 was $17.9 million.

     NOTE 10 Special charges

     During the first quarter of 2009, the Company announced the corporate restructuring plan to concentrate in its core and profitable lines of business and is targeted to improve the Company's financial stability.
     The Company is consolidating operations in U.S. and Canada, simplifying the management structure, reducing costs through synergies and operational efficiencies and positioning the Company to seize competitive advantage. As the Company exits businesses and streamlines operations, approximately 1,000 employees will be removed from the total workforce over the next eighteen to twenty four months. Restructuring plan costs will be approximately $20 million, to be incurred over fiscal 2009 and
     2010, of which $2.9 million was expensed in the first three months of
     2009.

     During the three months ended March 31, 2009, the Company continued to implement these restructuring work plans. Special charges for the three months ended March 31, 2009 were as follows:

     -------------------------------------------------------------------------
                                                                    Severance
                                                                 and Benefits
     -------------------------------------------------------------------------
     Provision balance at January 1, 2009                                   -
     -------------------------------------------------------------------------
       (Income) expense                                                 2,943
     -------------------------------------------------------------------------
       Payments                                                         2,056
     -------------------------------------------------------------------------
     Provision balance at March 31, 2009                                  887
     -------------------------------------------------------------------------

     Special charges are included in the statement of operations under General and administrative expenses.

     The following table summarizes the total special charges incurred by segment during the three months ended March 31, 2009:

     -------------------------------------------------------------------------
                                             Canada         U.S.        Total
     -------------------------------------------------------------------------
     Total special charges                    1,900        1,043        2,943
     -------------------------------------------------------------------------

     NOTE 11  Acquisitions

     On April 1, 2007 the Company acquired 100% of the voting shares of
     Mendota Insurance Company ('Mendota') whose primary business is non-
     standard automobile insurance. This transaction includes Mendota's wholly owned subsidiaries, Mendakota Insurance Company and Mendota Insurance
     Agency, Inc. The earnings of Mendota have been included in the statement of operations from April 1, 2007.

     During the first quarter of 2008, the final purchase price was determined at $51.1 million. The Company has recognized total goodwill $1.2 million related to this acquisition, of which $0.2 million was recorded in 2008 and $1.0 million during 2007.

     The Company also recognized total intangible assets of $10.7 million related to this acquisition during 2007, of which $7.8 million was assigned to insurance licenses with an indefinite life and not subject to amortization, $1.1 million was assigned to computer software and is being amortized straight line over its defined useful life of 5 years and
     $1.8 million assigned to agent relationships and is also being amortized of a 5 year term but based on a pattern in which the economic benefits of the asset are expected to be consumed.

     NOTE 12 Related Party Transaction

     In March 2009, the Company obtained a facility from a related party to allow for specific purpose capital initiatives. This is a related party transaction for financial reporting purposes as there is common board representation between the related parties. The facility is at fair market terms and conditions. As of March 31, 2009, the facility remains undrawn.

     NOTE 13 Supplemental Condensed Consolidating Financial Information

     On July 10, 2007, K2007GP issued C$100 million of 6% senior unsecured debentures unconditionally guaranteed by the Company ("KFSI") and
     Kingsway America Inc. ("KAI"), a wholly-owned subsidiary of the Company.
     The following is the condensed consolidating financial information for the Company as of March 31, 2009 and December 31, 2008, and for the
     period ended March 31, 2009 and 2008, with a separate column for each
     Guarantor, the issuer and the other businesses of the Company combined
     ("Non-Guarantor subsidiaries").

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the three months ended March 31, 2009

                                            KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a           (a           (the
                                        "Guarantor") "Guarantor")    "Issuer")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums earned              $         -  $         -  $         -
       Investment related income                919          940        1,401
       Management fees                       17,084        6,822            -
     -------------------------------------------------------------------------
                                        $    18,003  $     7,762  $     1,401
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                  $         -  $         -  $         -
       Commissions and premium taxes              -            -            -
       Other expenses                        15,595        6,748          220
       Interest expense                           -        6,590        1,446
     -------------------------------------------------------------------------
                                             15,595       13,338        1,666
     -------------------------------------------------------------------------

     Income (loss) from continuing
      operations before income taxes          2,408       (5,576)        (265)
     Income taxes (recovery)                   (306)      (1,896)         (90)
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                              2,714       (3,680)        (175)
     Income (loss) from discontinued
      operations                                  -            -            -
     Gain (loss) on disposal of
      discontinued operations                (1,941)           -            -
     Equity in undistributed net
      income of subsidiaries                (59,040)     (30,920)           -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (58,267) $   (34,600) $      (175)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the three months ended March 31, 2009

                                           Other    Consolidation
                                       Subsidiaries  adjustments       Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                            subsid-
                                            iaries")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums earned              $   298,126  $   (14,634) $   283,492
       Investment related income                933        3,232        7,425
       Management fees                            -      (23,906)           -
     -------------------------------------------------------------------------
                                        $   299,059  $   (35,308) $   290,917
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                  $   278,484  $   (32,635) $   245,849
       Commissions and premium taxes         42,571            -       42,571
       Other expenses                        35,064         (933)      56,694
       Interest expense                           -       (1,740)       6,296
     -------------------------------------------------------------------------
                                            356,119      (35,308)     351,410
     -------------------------------------------------------------------------

     Income (loss) from continuing
      operations before income taxes        (57,060)           -      (60,493)
     Income taxes (recovery)                 (3,773)           -       (6,065)
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                            (53,287)           -      (54,428)
     Income (loss) from discontinued
      operations                             (2,223)           -       (2,223)
     Gain (loss) on disposal of
      discontinued operations                   325            -       (1,616)
     Equity in undistributed net
      income of subsidiaries                      -       89,960            -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (55,185) $    89,960  $   (58,267)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Operations
     -------------------------------------------------------------------------
     For the three months ended March 31, 2008

                                            KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer"/       (an
                                        "Guarantor") "Guarantor")    "Issuer")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums earned              $         -  $         -  $         -
       Investment related income               (537)         859        1,829
       Management fees                       30,008        4,471            -
     -------------------------------------------------------------------------
                                        $    29,471  $     5,330  $     1,829
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                  $         -  $         -  $         -
       Commissions and premium taxes              -            -            -
       Other expenses                        22,147        6,927           59
       Interest expense                       1,330        7,141        1,498
     -------------------------------------------------------------------------
                                             23,477       14,068        1,557
     -------------------------------------------------------------------------

     Income (loss) from continuing
      operations before income taxes          5,994       (8,738)         272
     Income taxes (recovery)                  2,097       (2,971)          93
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                              3,897       (5,767)         179
     -------------------------------------------------------------------------
     Income (loss) from discontinued
      operations                                  -            -            -
     -------------------------------------------------------------------------
     Gain on disposal of discontinued
      operations                                  -            -            -
     -------------------------------------------------------------------------
     Equity in undistributed net
      income of subsidiaries                (38,296)     (28,241)           -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (34,399) $   (34,008) $       179
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the three months ended March 31, 2008

                                           Other    Consolidation
                                       Subsidiaries  adjustments       Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                            subsid-
                                            iaries")
     -------------------------------------------------------------------------

     Revenue:
       Net premiums earned              $   412,655  $         -  $   412,655
       Investment related income             18,724        9,587       30,462
       Management fees                            -      (34,479)           -
     -------------------------------------------------------------------------
                                        $   431,379  $   (24,892) $   443,117
     -------------------------------------------------------------------------
     Expenses:
       Claims incurred                  $   360,676  $   (12,510) $   348,166
       Commissions and premium taxes         71,190            -       71,190
       Other expenses                        45,979      (12,382)      62,730
       Interest expense                         (53)           -        9,916
     -------------------------------------------------------------------------
                                            477,792      (24,892)     492,002
     -------------------------------------------------------------------------

     Income (loss) from continuing
      operations before income taxes        (46,413)           -      (48,885)
     Income taxes (recovery)                (12,940)           -      (13,721)
     -------------------------------------------------------------------------
     Income (loss) from continuing
      operations                            (33,473)           -      (35,164)
     -------------------------------------------------------------------------
     Income (loss) from discontinued
      operations                                765            -          765
     -------------------------------------------------------------------------
     Gain on disposal of discontinued
      operations                                  -            -            -
     -------------------------------------------------------------------------
     Equity in undistributed net
      income of subsidiaries                      -       66,537            -
     -------------------------------------------------------------------------
     Net income (loss)                  $   (32,708) $    66,537  $   (34,399)
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at March 31, 2009

                                            KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer"/       (an
                                        "Guarantor") "Guarantor")    "Issuer")
     -------------------------------------------------------------------------

     Assets
       Investments in subsidiaries      $   281,463  $   803,643  $         -
       Cash                                  22,492        4,364          834
       Securities                                 -            -            -
       Goodwill and other assets              5,790            -            -
       Other assets                          63,482       85,835      111,261
     -------------------------------------------------------------------------
                                        $   373,227  $   893,842  $   112,095
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Bank Indebtedness                $         -  $   210,175  $         -
       Other liabilities                      2,679       26,391       16,221
       Unearned premiums                          -            -            -
       Unpaid claims                              -            -            -
       Senior unsecured debentures                -      125,000       93,712
       Subordinated indebtedness                  -       90,500            -
     -------------------------------------------------------------------------
                                        $     2,679  $   452,066  $   109,933
     Shareholders' equity:
       Share capital                        322,344      490,719       10,667
       Contributed surplus                    9,153            -            -
       Retained Earnings                     39,426      (48,943)       2,222
       Accumulated other comprehensive
        income                                 (375)           -      (10,727)
     -------------------------------------------------------------------------
                                            370,548      441,776        2,162
     -------------------------------------------------------------------------
                                        $   373,227  $   893,842  $   112,095
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at March 31, 2009

                                           Other    Consolidation
                                       Subsidiaries  adjustments       Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                            subsid-
                                            iaries")
     -------------------------------------------------------------------------

     Assets
       Investments in subsidiaries      $(1,574,651) $   489,545  $         -
       Cash                                 192,214            -      219,904
       Securities                         2,163,579      (14,445)   2,149,134
       Goodwill and other assets             56,688            -       62,478
       Other assets                       1,942,233   (1,535,539)     667,272
     -------------------------------------------------------------------------
                                        $ 2,780,063  $(1,060,439) $ 3,098,788
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Bank Indebtedness                $  (287,806) $   143,853  $    66,222
       Other liabilities                    (88,862)     135,524       91,953
       Unearned premiums                    752,605     (257,228)     495,377
       Unpaid claims                      2,969,239   (1,164,711)   1,804,528
       Senior unsecured debentures          (19,063)     (16,879)     182,770
       Subordinated indebtedness                  -       (3,109)      87,391
     -------------------------------------------------------------------------
                                        $ 3,326,113  $(1,162,550) $ 2,728,241
     Shareholders' equity:
       Share capital                      1,917,234   (2,418,620)     322,344
       Contributed surplus                        -            -        9,153
       Retained Earnings                 (2,463,127)   2,509,847       39,425
       Accumulated other comprehensive
        income                                 (157)      10,884         (375)
     -------------------------------------------------------------------------
                                           (546,050)     102,111      370,547
     -------------------------------------------------------------------------
                                        $ 2,780,063  $(1,060,439) $ 3,098,788
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Balance Sheet
     -------------------------------------------------------------------------
     As at December 31, 2008

                                            KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer"/       (an
                                        "Guarantor") "Guarantor")    "Issuer")
     -------------------------------------------------------------------------

     Assets
       Investments in subsidiaries      $   409,577  $   743,825  $         -
       Cash                                  21,335        5,603          543
       Securities                                 -            -            -
       Goodwill and other assets              5,996            -            -
       Other assets                          21,447       80,769      113,519
     -------------------------------------------------------------------------
                                        $   458,355  $   830,197  $   114,062
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Bank Indebtedness                $         -  $   170,175  $         -
       Other liabilities                      4,784       30,652       16,818
       Unearned premiums                          -            -            -
       Unpaid claims                              -            -            -
       Senior unsecured debentures                -      125,000       93,464
       Subordinated indebtedness                  -       90,500            -
     -------------------------------------------------------------------------
                                              4,784      416,327      110,282
     Shareholders' equity:
       Share capital                        322,344      459,133       10,667
       Contributed surplus                    9,791            -            -
       Retained Earnings                     98,563      (45,263)       2,397
       Accumulated other comprehensive
        income                               22,873            -       (9,284)
     -------------------------------------------------------------------------
                                            453,571      413,870        3,780
     -------------------------------------------------------------------------
                                        $   458,355  $   830,197  $   114,062
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     As at December 31, 2008

                                           Other    Consolidation
                                       Subsidiaries  adjustments       Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                            subsid-
                                            iaries")
     -------------------------------------------------------------------------

     Assets
       Investments in subsidiaries      $(1,470,854) $   317,452  $         -
       Cash                                  78,175            -      105,656
       Securities                         2,449,194      (17,093)   2,432,101
       Goodwill and other assets             57,897            -       63,893
       Other assets                       2,466,287   (1,940,231)     741,791
     -------------------------------------------------------------------------
                                        $ 3,580,699  $(1,639,872) $ 3,343,441
     -------------------------------------------------------------------------
     Liabilities and Shareholders'
      Equity
     Liabilities:
       Bank Indebtedness                $         -  $  (103,953) $    66,222
       Other liabilities                    (36,642)     119,953      135,565
       Unearned premiums                    823,071     (286,591)     536,480
       Unpaid claims                      3,109,263   (1,230,247)   1,879,016
       Senior unsecured debentures          (16,383)     (16,878)     185,203
       Subordinated indebtedness                  -       (3,117)      87,383
     -------------------------------------------------------------------------
                                          3,879,309   (1,520,833)   2,889,869
     Shareholders' equity:
       Share capital                      1,880,918   (2,350,718)     322,344
       Contributed surplus                        -            -        9,791
       Retained Earnings                 (2,211,705)   2,254,572       98,564
       Accumulated other comprehensive
        income                               32,177      (22,893)      22,873
     -------------------------------------------------------------------------
                                           (298,610)    (119,039)     453,572
     -------------------------------------------------------------------------
                                        $ 3,580,699  $(1,639,872) $ 3,343,441
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the three months ended March 31, 2009

                                            KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer"/       (an
                                        "Guarantor") "Guarantor")    "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Net income                       $   (58,267) $   (34,600) $      (175)
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed earnings
        in subsidiaries                      59,040       30,920            -
       Other                                (39,888)      (9,574)         218
     -------------------------------------------------------------------------
                                            (39,115)     (13,254)          43

     Financing Activities:
       Increase in share capital, net             -       31,586            -
       Repurchase of common shares for
        cancellation                              -            -            -
       Common share dividend                   (872)           -            -
       Increase/(decrease) in bank
        indebtedness                              -       39,915          248
       Increase in senior unsecured
        indebtedness                              -            -            -
     -------------------------------------------------------------------------
                                               (872)      71,501          248

     Investing Activities:
       Purchase of securities                     -            -            -
       Proceeds from sale of
        securities                                -            -            -
       Proceeds from sale of
        discontinued operations              (1,941)           -            -
       Acquisitions                          43,371      (63,409)           -
       Other                                   (286)       3,923            -
     -------------------------------------------------------------------------
                                             41,144      (59,486)           -

     Increase (decrease) in cash
      during the year                         1,157       (1,239)         291
     Cash, beginning of year                 21,335        5,603          543
     -------------------------------------------------------------------------
                                        $    22,492  $     4,364  $       834
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the three months ended March 31, 2009

                                           Other    Consolidation
                                       Subsidiaries  adjustments       Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                            subsid-
                                            iaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Net income                       $   (55,185) $    89,960  $   (58,267)
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed earnings
        in subsidiaries                           -      (89,960)           -
       Other                               (108,888)     115,120      (43,012)
     -------------------------------------------------------------------------
                                           (164,073)     115,120     (101,279)

     Financing Activities:
       Increase in share capital, net             -      (31,586)           -
       Repurchase of common shares for
        cancellation                              -            -            -
       Common share dividend                      -            -         (872)
       Increase/(decrease) in bank
        indebtedness                           (368)     (40,163)        (368)
       Increase in senior unsecured
        indebtedness                              -            -            -
     -------------------------------------------------------------------------
                                               (368)     (71,749)      (1,240)

     Investing Activities:
       Purchase of securities              (533,020)           -     (533,020)
       Proceeds from sale of
        securities                          752,608            -      752,608
       Proceeds from sale of
        discontinued operations                   -            -       (1,941)
       Acquisitions                          63,409      (43,371)           -
       Other                                 (4,517)           -         (880)
     -------------------------------------------------------------------------
                                            278,480      (43,371)     216,767

     Increase (decrease) in cash
      during the year                       114,039            -      114,248
     Cash, beginning of year                 78,175            -      105,656
     -------------------------------------------------------------------------
                                        $   192,214  $         -  $   219,904
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     Condensed Consolidating Statement of Cash Flows
     -------------------------------------------------------------------------
     For the three months ended March 31, 2008

                                            KFSI          KAI         K2007GP
     -------------------------------------------------------------------------
                                             (a     (an "issuer"/       (an
                                        "Guarantor") "Guarantor")    "Issuer")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Net income                       $   (34,399) $   (34,008) $       179
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed earnings
        in subsidiaries                      38,296       28,241            -
       Other                                (17,439)     (32,217)          36
     -------------------------------------------------------------------------
                                            (13,542)     (37,984)         215

     Financing Activities:
       Increase in share capital, net            48       37,843            -
       Repurchase of common shares for
        cancellation                         (3,790)           -            -
       Common share dividend                 (4,139)           -            -
       Increase/(decrease) in bank
        indebtedness                              -            -           57
       Increase in senior unsecured
        indebtedness                              -            -            -
     -------------------------------------------------------------------------
                                             (7,881)      37,843           57

     Investing Activities:
       Purchase of securities                     -            -            -
       Proceeds from sale of
        securities                                -            -            -
       Acquisitions                          15,957            -            -
       Other                                    260       (4,166)           -
     -------------------------------------------------------------------------
                                             16,217       (4,166)           -

     Increase (decrease) in cash
      during the year                        (5,206)      (4,307)         272
     Cash, beginning of year                 13,716        6,960          566
     -------------------------------------------------------------------------
                                        $     8,510  $     2,653  $       838
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     -------------------------------------------------------------------------
     For the three months ended March 31, 2008

                                           Other    Consolidation
                                       Subsidiaries  adjustments       Total
     -------------------------------------------------------------------------
                                         (the "Non-
                                         Guarantor
                                            subsid-
                                            iaries")
     -------------------------------------------------------------------------
     Cash provided by (used in):
     Operating activities:
       Net income                       $   (32,708) $    66,537  $   (34,399)
       Adjustments to reconcile net
        income to net cash used by
        operating activities:
       Equity in undistributed earnings
        in subsidiaries                           -      (66,537)           -
       Other                                 19,816            -      (29,804)
     -------------------------------------------------------------------------
                                            (12,892)           -      (64,203)

     Financing Activities:
       Increase in share capital, net             -      (37,843)          48
       Repurchase of common shares for
        cancellation                              -            -       (3,790)
       Common share dividend                      -            -       (4,139)
       Increase/(decrease) in bank
        indebtedness                        (10,655)         (57)     (10,655)
       Increase in senior unsecured
        indebtedness                        (17,289)           -      (17,289)
     -------------------------------------------------------------------------
                                            (27,944)     (37,900)     (35,825)

     Investing Activities:
       Purchase of securities              (719,671)           -     (719,671)
       Proceeds from sale of
        securities                          801,273            -      801,273
       Acquisitions                            (212)     (15,957)        (212)
       Other                                (48,269)      53,857        1,682
     -------------------------------------------------------------------------
                                             33,121      (37,900)      83,072

     Increase (decrease) in cash
      during the year                        (7,715)           -      (16,956)
     Cash, beginning of year                140,393            -      161,635
     -------------------------------------------------------------------------
                                        $   132,678  $         -  $   144,679
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------
     >>

     %SEDAR: 00003152E          %CIK: 0001072627

     /For further information: Shelly Gobin, Senior Vice President and Chief
Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
     (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 06:30e 08-MAY-09